Exhibit 23.3

CONSENT OF DON JACKS, P.E.

I hereby consent to the use of my name, and the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-261600) of U.S. Energy Corp. (the “Company”), of my report dated February 1, 2021, relating to certain estimated quantities of the Company’s proved reserves of oil and natural gas, future net income and discounted future net income, as of January 1, 2021, which was filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”). I further consent to incorporation by reference into such Form S-8 Registration Statement, of the reference to me under Item 2 – Properties under the heading “Oil and Natural Gas” and Item 8, Note 15 of the Notes to Consolidated Financial Statements under the caption “Supplemental Oil and Natural Gas Reserves (Unaudited)” in the Annual Report.

January 11, 2022

Very truly yours,

/s/ Don Jacks
Don Jacks, P.E.